Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
	(dollars in thousands)
Earnings:
Income (loss) before income taxes	$59,217	$(11,858)	$251,838	$22,334	$(2,606)	$60,499
Add: Fixed charges	14,878	64,766	42,057	30,926	25,452	22,126
Total Earnings Available for Fixed Charges	$74,096	$52,908	$293,895	$53,260	$22,845	$82,625

Fixed Charges:
Interest expense	$14,798	$64,458	$41,875	$30,774	$25,292	$21,994
Rental expense attributable to interest	80	308	182	151	160	131
Total Fixed Charges	$14,878	$64,766	$42,057	$30,926	$25,452	$22,126
Ratio of Earnings to Fixed Charges	5.0	—(1)	7.0	1.7	—(2)	3.7

(1)         Earnings for the year ended December 31, 2015 were insufficient to cover fixed charges by approximately $11.9 million.

(2)         Earnings for the year ended December 31, 2012 were insufficient to cover fixed charges by approximately $2.6 million.